2nd Amended and Restated Appendix A

TO THE

OPERATING EXPENSES LIMITATION AGREEMENT

Fund (and Class, as applicable)	Annual Operating Expense Limit	Effective Date
Vivaldi Multi-Strategy Fund
Class A	1.85%	7/19/18
Class I	1.55%	7/19/18

Amended and approved by the Board on July 19, 2018.

Agreed and accepted this 19th day of July, 2018.

INVESTMENT MANAGERS SERIES TRUST II

By:
Print Name:
Title:

VIVALDI ASSET MANAGEMENT, LLC

By:
Print Name:
Title: